UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
             Information Statement Pursuant to Rules 13d-1 and 13d-2

                    Under the Securities Exchange Act of 1934



                              FINE HOST CORPORATION
-----------------------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-----------------------------------------------------------------------------

                         (Title of Class of Securities)

                                     317832
                  --------------------------------------------

                                 (CUSIP Number)






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CUSIP NO. 317832                                        13G



1.       Name Of Reporting Person
         S.S. or I.R.S. Identification No. Of Above Person

                  William R. Berkley  ###-##-####



2.       Check The Appropriate Box If A Member Of A Group*

                                    (a)  |_|
                  N/A               (b)  |_|



3.       Sec Use Only



4.       Citizenship Or Place Of Organization

                  United States of America


Number of Shares Beneficially
Owned by Each Reporting Person With

         5.       Sole Voting Power

                           1,177,250



         6.       Shared Voting Power

                           0



         7.       Sole Dispositive Power

                           1,177,250



         8.       Shared Dispositive Power

                           0



 9.      Aggregate Amount Beneficially Owned By Each Reporting Person

                           1,177,250



10.      Check Box If The Aggregate Amount In Row 9 Excludes Certain Shares*
                           |-|



11.      Percent Of Class Represented By Amount In Row 9

                           19.5%



12.      Type Of Reporting Person*

                           IN




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13G



Item 1(a).  Name of Issuer:

            Fine Host Corporation

Item 1(b).  Address of Issuer's Principal Executive Office:

            3 Greenwich Office Park
            Greenwich, CT 06831

Item 2(a).  Name of Person Filing:

            William R. Berkley

Item 2(b).  Address of Principal Business Office:

            165 Mason Street
            Greenwich, CT 06830

Item 2(c).  Citizenship:

            United States of America

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.01 per share.

Item 2(e).  CUSIP Number:

            317832

Item 3.     Not Applicable.

Item 4.     Ownership**:

            (a)  Amount beneficially owned:  1,177,250
            (b)  Percent of Class:  19.5%
            (c)  Number of shares as to which such person has:
                 (i)      sole power to vote or to direct the vote: 1,001,250
                 (ii)     shared power to vote or to direct the vote: 0
                 (iii) sole power to dispose of or to direct the disposition of: 1,177,250
                 (iv) shared power to dispose or to direct the disposition of: 0

** - The share ownership reflected in Item 4 is as of December 31, 1996. As of the filing date, Mr. Berkley owns 1,001,250 shares representing 11.7% of the class.

Item 5.           Not Applicable.



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Item 6.           Not Applicable.

Item 7.           Not Applicable.

Item 8.           Not Applicable.

Item 9.           Not Applicable.

Item 10.          Not Applicable.




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                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated: February 7, 1997




                              /s/William R. Berkley
                               William R. Berkley


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